                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                      Continental Health Affiliates, Inc.
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                               (Name of Issuer)

                    Common Stock, $.02 par value per share
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                        (Title of Class of Securities)


                                  211477 10 4
            -------------------------------------------------------
                                (CUSIP Number)

                     Private Opportunity Partners II, Ltd.
                  2101 West Commercial Boulevard, Suite 1500
                        Ft. Lauderdale, Florida  33309
                                (954) 730-7770
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                    November 19, 1996 and December 20, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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 CUSIP No.   211477 10 4                                Page 2 of 5 Pages
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

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Private Opportunity Partners II, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[_]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
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                    7    SOLE VOTING POWER

                         855,000
                 ---------------------------------------------------------------

 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             0
 OWNED BY        ---------------------------------------------------------------
   EACH
 REPORTING          9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                  855,000
                 ---------------------------------------------------------------

                   10    SHARED DISPOSITIVE POWER

                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     855,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%
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14   TYPE OF REPORTING PERSON*

     PN
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This Statement on Schedule 13D relates to the common stock, $.02 par value per share (the "Common Stock"), of Continental Health Affiliates, Inc., a Delaware corporation ("Issuer"). The Issuer's principal executive office is located at 910 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.  Identity and Background

         (a) This Statement on Schedule 13D is being filed on behalf of Private Opportunity Partners II, Ltd., a Florida limited partnership ("Partnership"). B&B Management Group II, Inc., a Florida corporation ("General Partner"), is the General Partner of the Partnership.

         (b) The Partnership's business address is 2101 West Commercial Boulevard, Suite 1500, Fort Lauderdale, Florida 33304.

         (c) The Partnership is engaged in the business of investing in securities.

         (d) Neither the Partnership nor the General Partner were during the last five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Partnership nor the General Partner were during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) The Partnership is a Florida limited partnership and the General Partner is a Florida corporation.

Item 3.  Source and Amount of Funds or Other Consideration

         The Partnership acquired Shares of the Issuer's Common Stock ("Shares") utilizing $1,724,375 of working capital.

Item 4.  Purpose of Transaction

         The Partnership acquired the Shares for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

         As of the date of the event which required filing of this Statement on
Schedule 13D, the Partnership did not have any plans or proposals which may relate or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described below;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, except as described below;

         (e) any material change in the present capitalization or dividend policy of the Issuer, except as described below;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)(b) The Partnership may be deemed to beneficially own an aggregate of 855,000 Shares, representing approximately 9.2% of the total Shares deemed outstanding. Such Shares represent 855,000 Shares owned of record by the Partnership (with respect to which the Partnership may be deemed to have sole voting and dispositive power).

         (c) On November 19, 1996, the Partnership purchased on the open market 700,000 Shares at a price of $1.9375 per Share. On December 20, 1996, the Partnership purchased from Private Opportunity Partners, Ltd., an affiliate of the Partnership, in a private transaction 155,000 Shares at a price of $2.375 per Share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

                               PRIVATE OPPORTUNITY PARTNERS II, LTD.

                               By: B&B Management Group II, Inc., General
                                   Partner


Date:  January 9, 1997             By:   /s/ Steven N. Bronson
                                   ---------------------------
                                   Steven N. Bronson, President